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                                                                        Ex-12.1


          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
      OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                            Mellon Bank Corporation
                            (parent Corporation)(a)


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                                                                      Year ended December 31,
(dollar amounts in thousands)                    1995           1994           1993           1992           1991
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
1.  Income before income taxes and
     equity in undistributed net
     income (loss) of subsidiaries             $473,554       $434,035       $224,869       $137,594       $145,777

2.  Fixed charges: interest expense,
     one-third of rental expense net
     of income from subleases, and
     amortization of debt issuance costs         96,971         95,193        110,739         79,709        103,001
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3.  Income before income taxes
     and equity in undistributed
     net income (loss) of subsidiaries,
     plus fixed charges (line 1 + line 2)      $570,525       $529,228       $335,608       $217,303       $248,778
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4.  Preferred stock dividend
     requirements (b)                          $ 62,035       $124,260       $103,792       $ 61,197       $ 57,618
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5.  Ratio of earnings (as defined)
     to fixed charges (line 3 divided
     by line 2)                                    5.88           5.56           3.03           2.73           2.42

6.  Ratio of earnings (as defined)
     to combined fixed charges and
     preferred stock dividends
     [line 3 divided by (line 2 + line 4)]         3.59           2.41           1.56           1.54           1.55
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
(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation. For purposes of computing these ratios, earnings represent parent Corporation income before taxes and equity in undistributed net income (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Because the ratio excludes from earnings the equity in undistributed net income (loss) of subsidiaries, the ratio varies with the payment of dividends by such subsidiaries.

(b) Preferred stock dividend requirements for all years presented represent the pretax amount required to cover preferred stock dividends.
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